

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2022

Patrick Wilcox
General Counsel
Arqit Quantum Inc.
Nova North, Floor 7
11 Bressenden Place
London SW1E 5BY, United Kingdom

> **Re: Arqit Quantum Inc.**
> **Registration Statement on Form F-3**
> **Filed December 14, 2022**
> **File No. 333-268786**

Dear Patrick Wilcox:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Elliot Smith